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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51250

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/17 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: TopCap Partners, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

63 Main Street – Suite 202
(No. and Street)

Southampton, NY 11968
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Olaf Neubert (631) 287-6035
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T Remus, CPA
(Name - if individual, state last, first, middle name)

PO Box 2555, Hamilton Square, NJ 08690
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Olaf Neubert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of TopCap Partners, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Olaf Neubert
President/CCO

Notary Public

DAWN M. KIRSCHENHEITER
Notary Public, State of New York
No. 01KI6239492
Qualified in Suffolk County
Commission Expires 04/18/19

This report contains (check all applicable boxes):

(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholders' Equity.
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable)
(x)	(g)	Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
(x)	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report.
(x)	(n)	Report on management's assertion letter regarding 15c3-3 Exemption Report
(x)	(o)	Management's assertion letter regarding 15c3-3 Exemption Report

TopCap Partners, Inc.

Financial Statements
December 31, 2018

MICHAEL T. REMUS
Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Report of Independent Registered Public Accounting Firm

To: The Stockholder
TopCap Partners, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of TopCap Partners, Inc. as of December 31, 2018, and the related statements of income, changes in stockholder equity and cash flows for the period then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes [and schedules] (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of TopCap Partners, Inc. as of December 31, 2018 and its results of operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of TopCap Partners, Inc.'s management. My responsibility is to express an opinion on TopCap Partners, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to TopCap Partners, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) has been subjected to audit procedures performed in conjunction with the audit of TopCap Partners, Inc.'s financial statements.

The supplemental information is the responsibility of TopCap Partners, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

I have served as TopCap Partners, Inc. auditor since 2016.

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 18, 2019

TopCap Partners, Inc.

Statement of Financial Condition
As of December 31, 2018

Assets

Assets

Cash and Cash Equivalents	$	131,741
Accounts Receivable, net		20,110
Total Assets	$	151,851

Liabilities and Stockholder Equity

Liabilities

Accounts payable, accrued expenses and other liabilities	$	14,223
Total liabilities		14,223

Stockholder Equity

Common Stock, par value $0, 200 authorized, 200 shares issued and outstanding	200
Additional paid-in-capital	34,800
Retained Earnings	102,628
Total Stockholder Equity	137,628

Total Liabilities and Stockholder Equity	$	151,851

The accompanying notes are an integral part of the financial statements.

TopCap Partners, Inc.

Statement of Income
For the period October 1, 2017 - December 31, 2018

Revenue		
Retainers	$	881,875
Placement fees		130,542
Consulting fees		35,000
Interest		61
		1,047,478
Operating Expenses		
Employee Compensation and Benefits		160,000
Technology and communication		10,342
Occupancy		18,000
Other expenses		250,278
Total Operating Expenses		438,620
Net income	$	608,858

The accompanying notes are an integral part of the financial statements

TopCap Partners, Inc.

Statement of Changes in Stockholder Equity
For the period October 1, 2017 - December 31, 2018

	Common Stock Shares		Common Stock		Additional paid-in-capital		Retained Earnings		Total
Balance as of October 1, 2017	200	$	200	$	34,800	$	4,320	$	39,320
Shareholder distribution							(510,550)		(510,550)
Net income							608,858		608,858
Balance as of December 31, 2018	200	$	200	$	34,800	$	102,628	$	137,628

The accompanying notes are an integral part of the financial statements.

TopCap Partners, Inc.

Statement of Cash Flows
For the period October 1, 2017 - December 31, 2018

Cash Flows from Operating Activities		
Net income	$	608,858
Adjustments to reconcile net income to cash provided by operations		
Decrease (increase) in assets and liabilities		
Accounts Receivable		12,105
Other Assets		522
Accounts payable, accrued expenses and other liabilities		1,107
Net Cash Provided by Operating Activities		622,592
Cash Flows from Financing Activities		
Shareholder distribution		(510,550)
Net cash Used in Financing Activities		(510,550)
Net Increase in Cash and Cash Equivalents		112,042
Cash - Beginning		19,699
Cash - Ending	$	131,741

The accompanying accompanying notes are an integral part of the financial statements.

1   Nature of Business Operations

TopCap Partners, Inc. (the Company) is a New York corporation based in Southampton, NY. However, it has no geographical limits on its operations. The Company's primary activity is placing private securities with institutional investors. It is a broker-dealer registered with the Securities & Exchange Commission ("SEC"), and accordingly, is subject to the governing rules and regulations of the Financial Industry Regulatory Authority ("FINRA") as well as certain other regulatory agencies. Revenues may be affected by the overall activities of the financial markets and other economic risks. The Company holds no customer funds or securities and does not participate in the underwriting of securities.

2   Significant Accounting Policies

(a) Accounting Principles

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, which are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2018. Cash is held at a major financial institution and is insured by the Federal Deposit Insurance Corporation. The Company may at times maintain cash balances in amounts that exceed federally insured limits.

(d) Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from the balances outstanding at year-end. Management has evaluated accounts receivable at December 31, 2018 and believes they are all collectible. Accordingly, no allowance for uncollectible trade accounts receivable is required. If it were to be determined probable that any amounts were uncollectible, They would be charged to operations and an allowance would be established. The Company has two clients that represent 100% of the outstanding receivable balance at December 31, 2018. Accounts receivable are not collateralized.

(e) Revenue Recognition

The principal source of operating revenues is placement fees for obtaining suitable investors for certain client investment syndications, and general consulting fees. Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2018.

(f) Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to each shareholder are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the shareholders could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities. Certain transactions of the Company's may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the shareholder's capital accounts reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements at December 31, 2018 and there are no open tax years. In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2018.

(g) Advertising and Marketing

Advertising costs are charged to operations as incurred.

(h) General and Administrative Expenses

General and administrative costs are charged to operations as incurred.

TopCap Partners, Inc.
Notes to Financial Statements
December 31, 2018

(i) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2018, and through February 18, 2019, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2018.

(j) Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
> *Level 2.* Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.
> *Level 3.* Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 6 Fair Value".

TopCap Partners, Inc.
Notes to Financial Statements
December 31, 2018

3   Net Capital Requirements
The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $117,518, which was $112,518 in excess of its required minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .12 to 1.

4   Credit Risk and Concentrations
The Company maintains its cash balances in a financial institution in amounts which, at times, may exceed federally insured limits. The Federal Deposit Insurance Corporation insures the Company's bank accounts up to $250,000. The Company has not experienced any losses on these accounts and believes it is not subject to any significant credit risk.

5   Related Party Transactions
The Company paid its principal shareholder commissions in the amount of $160,000.

6   Fair Value

Cash and cash equivalents, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

7   Commitments and Contingencies
The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2018 or during the period October 1, 2017 to December 31, 2018.

9   Anti-Money Laundering Program
The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At December 31, 2018 the Company was in compliance with this program.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of December 31, 2018

TopCap Partners, Inc.
Schedule I
Computation of Net Capital Under Rule 15c 3-1 of the
Securities and Exchange Commission
as of December 31, 2018

NET CAPITAL

Total Stockholder Equity Qualified for Net capital	$	137,628
Deductions and/or Charges:		
Non-allowable Assets:		
Acccounts receivable		(20,110)
Total Non-allowable Assets		(20,110)
NET CAPITAL	$	117,518

AGGREGATE INDEBTEDNESS

Accounts Payable and Accrued Expenses	$	14,223

CAPITAL REQUIREMENTS

Calculated Net Capital Required Versus Aggregate Indebtedness	$	947
Minimum Dollar Net Capital Requirement		5,000
Excess Net Capital	$	112,518
Ratio of Aggregate Indebtedness to Net Capital		0.1210 to 1

Reconciliation with Company's Computation (included in
Part II of Form X-17A-5 as of December 31, 2018)

Net Capital, as reported in Company's Part II unaudited Focus Report	$	117,518
Net Capital, per above		117,518
Difference	$	-

There are no material differences between the net capital reflected in the above computation
and the net capital reflected in the Company's FOCUS Report as of December 31, 2018.

TopCap Partners, Inc.

SCHEDULE II COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

Period Ended December 31, 2018

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by TopCap Partners, Inc., in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

TopCap Partners, Inc.

SCHEDULE III INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2018

"EXEMPT UNDER 15c3-3(k)(2)(i)

Pursuant to rule 15c 3-3 relating to possession or control requirements, TopCap Partners, Inc. has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the period ended December 31, 2018 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000.

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Stockholder
TopCap Partners, Inc.

I have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with the Exemption Provisions of SEC Rule 15c3-3 (Exemption), in which TopCap Partners, Inc. (the Company) (1) identified the following provisions of 17 C.F.R. §240. 15c3-3(k) under which TopCap Partners, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(2)(i), (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal period without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 18, 2019

TopCap Partners, Inc.
Exemption Report pursuant to SEC Rule 17a-5
For the Reporting Period October 1, 2017 through December 31, 2018

Management Statement Regarding Compliance
With the Exemption Provisions of SEC Rule 15c3-3

TopCap Partners, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

TopCap Partners, Inc. operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent year without exception.

I, Olaf Neubert, President/CCO of TopCap Partners, Inc., affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

TopCap Partners, Inc.

By:



Olaf Neubert, President/CCO